E-Band Media, Inc.
No. 5 West Section, Xidajie Street, Xinmi City,
Henan Province, PR China, 452370

March 7, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Attention:  Jenn Do, Staff Accountant
100 F Street, N.E.
Washington, DC 20549-5010

Re:	E-Band Media, Inc.
Form 8-K Item 4.01
Filed February 28, 2011
File No. 0-54117

Dear Ms. Do:

We are in  receipt of the Staff’s letter of March 2, 2011  relating to the Form 8-K filed on February 28, 2011 by E-Band Media, Inc. (the “Company”).

In response to the Staff’s letter, the Company has filed a Form 8-K/A, containing the additional disclosure relating to the going concern opinion and an updated Exhibit 16 from the Company’s former accountant, with the Securities and Exchange Commission on March 4, 2011.

The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ LI Jiantao
LI Jiantao, President